February 12, 2019

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

       Re: Ficaar, Inc.
           Amended Registration Statement on Form 10-12G
           Filed November 6, 2018
           File No. 000-33467

Dear Ms. Cames:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Matheau Stout, Esq.